Exhibit 99.1

GW Pharmaceuticals PLC Director/PDMR Shareholding

24 September 2013

GW Pharmaceuticals PLC (“GW Pharmaceuticals” or the “Company”, “GW”)

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Porton Down, UK, 24 September 2013: GW Pharmaceuticals (NASDAQ: GWPH,  AIM: GWP) hereby provides notification that the Company has today granted the following awards to Directors over the Company’s Ordinary shares (“Shares”) in the form of nominal-cost options (“Awards”) under the GW Pharmaceuticals plc Long-Term Incentive Plan, which was approved by shareholders on 18 March 2008:

Name	Number of Shares under this Award	Total number of Shares over which options / awards held
Dr Geoffrey Guy	440,397	2,433,137
Justin Gover	362,144	2,037,795
Dr Stephen Wright	301,642	1,919,280
Chris Tovey	266,557	466,557
Adam George	245,521	671,225

Under the terms of this incentive plan, the vesting of these awards is required to be linked to a performance condition. Having recently completed, on 1 May 2013, the Initial Public Offering (“IPO”) of GW’s American Depositary Shares (“ADS”) on the Nasdaq Global Market, the Remuneration Committee consider that a performance condition that links the vesting of these equity incentives to the success of this listing strategy is appropriate.

Vesting of these awards on 24 September 2016 will therefore be directly linked to the percentage growth in the US dollar denominated price of the GW ADS, listed under the GWPH symbol on the Nasdaq Global Market, over a three year vesting period.

The market price of each ADS, which represents twelve of the Company’s AIM listed Ordinary shares, is expected to closely track the performance of the AIM listed Ordinary shares as they are readily convertible.

All of the awards will vest if the ADS price increases by 75% or more by the end of the three year vesting period.

25% of the awards will vest if 25% growth is achieved.

A straight line basis of calculation will be used to calculate the number of LTIPs vesting between these two extremes.

No LTIPs will vest if the share price growth is below 25% over the three year vesting period.

The starting price for the growth calculation will be based on the US dollar equivalent of the average closing mid-market price of twelve AIM listed Ordinary shares, as calculated over the last 30 trading days prior to the Nasdaq IPO on 1 May 2013. This price of $10.37, equivalent to 56.6 pence per UK Ordinary share, will be compared to the US dollar denominated average mid-market closing price of the ADS, calculated by reference to the last 30 trading days of the 3 year vesting period.

Once vested, an Award may be exercised at any time prior to the tenth anniversary of the date of grant.  The exercise price of the Awards is 0.1p per Share, being the par value of the Shares. Awards which do not vest on 24 September 2016 will lapse permanently.

Enquiries:

GW Pharmaceuticals PLC

Adam George, CFO/Company Secretary	Tel: +44 (0)1980 557 000

Stephen Shultz, VP Investor Relations	Tel: 917 280 2424

Peel Hunt LLP (Nominated Adviser)	Tel: +44 (0)207 418 8900

James Steel/Vijay Barathan